UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Bristow Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

11040G103
(CUSIP Number)

Matthew L. Clark
4009 W 49th Street
Suite 300
Sioux Falls, SD 57106
605-362-2820
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 11040G103	Page 2 of 3

1	NAMES OF REPORTING PERSONS
South Dakota Investment Council

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Dakota, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,807,782

	8	SHARED VOTING POWER
N/A

	9	SOLE DISPOSITIVE POWER
5,807,782

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,807,782

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

*
The ownership percentage has been calculated based on an aggregate total of 28,016,388 shares of Common Stock (as defined below) issued and outstanding as of October 27, 2022, as provided by the Company, based on the Quarterly Report on Form 10-Q filed by the Company on November 3, 2022.

SCHEDULE 13D

CUSIP No. 11040G103	Page 3 of 3

This Amendment No. 3 ( “Amendment No. 3”) to Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2020 (the “Schedule 13D”) by South Dakota Investment Council (the “Reporting Person”) relating to the shares of common stock, par value $0.01 per share (the “Common Stock”) of Bristow Group Inc., a Delaware corporation (the “Issuer”), reflects changes to the information in the amendment to the Schedule 13D filed by the Reporting Person on June 7, 2022 (“Amendment No.2”).  Except as otherwise indicated, capitalized terms used and not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Person with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares of Common Stock are incorporated herein by reference. The responses of the Reporting Person with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the aggregate number of shares of Common Stock as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.

The aggregate percentage of shares of Common Stock reported as beneficially owned by the Reporting Person was calculated based on 28,016,388 shares of Common Stock issued and outstanding as of October 27, 2022, as provided by the Company, based on the Quarterly Report on Form 10-Q filed by the Company on November 3, 2022.

(c) Except as disclosed in Exhibit 1 of this Schedule 13D, there have been no transactions with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D by the Reporting Person.

(d) None.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2023

SOUTH DAKOTA INVESTMENT COUNCIL

By:	/s/ Matthew L. Clark
	Name:	Matthew L. Clark
	Title:	State Investment Officer

Exhibit 1

TRANSACTIONS

The following table sets forth all transactions effected in the last sixty days by or on behalf of the Reporting Person in relation to the shares of Common Stock.  The below transactions were effected in the open market.

Trade Date	Number of Shares Sold	Weighted Average Price per Share	Price Range
01/10/2023	4,261	$27.3408	$27.34-$27.38
01/11/2023	15,414	$27.5025	$27.50-$27.52
01/12/2023	8,362	$28.9546	$28.90-$29.15
01/13/2023	14,900	$28.4068	$28.40-$28.47
01/17/2023	1,875	$29.0971	$29.00-$29.30
01/18/2023	7	$29.4200	$29.42-$29.42
01/19/2023	2,226	$29.1015	$29.10-$29.115
01/20/2023	18,700	$29.3575	$29.35-$29.54
01/23/2023	4,081	$29.8000	$29.80-$29.80
01/24/2023	2,480	$29.5896	$29.41-$29.82
01/25/2023	4,558	$29.9525	$29.95-$29.97
01/26/2023	7,359	$30.0060	$30.00-$30.03
01/31/2023	13,533	$30.5985	$30.50-$30.85
02/01/2023	1,010	$30.5599	$30.51-$30.63
02/03/2023	1,928	$30.7131	$30.70-$30.885
02/14/2023	5,659	$28.7762	$28.72-$28.92